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                                                                    Exhibit 99.3

                                AT&T CANADA INC.

                         PROXY -- CLASS A VOTING SHARES
                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                  MAY 2, 2001

THIS PROXY IS SOLICITED BY MANAGEMENT OF AT&T CANADA INC. (THE "CORPORATION"). The undersigned holder of Class A Voting Shares of the Corporation hereby appoints PURDY CRAWFORD, CHAIRMAN OF THE BOARD OF DIRECTORS of the Corporation, or failing him, JAMES J. MEENAN, DIRECTOR of the Corporation, or instead of the foregoing, ___________________________________________, (see note 1 below), as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned with respect to all the Class A Voting Shares of the Corporation held in the name of the undersigned at the Annual and Special Meeting of shareholders to be held on May 2, 2001 (the "Meeting"), and at any adjournments thereof, with all powers the undersigned would possess if personally present at the Meeting and at any such adjournments. The undersigned undertakes to ratify and confirm all of the actions of the proxyholder pursuant to this proxy, and revokes any proxy previously given.

The proxyholder designated above is specifically directed to vote all of the Class A Voting Shares registered in the name of the undersigned as specified below:

1. In respect of the election of directors of the Corporation (see note 2 below):

    / /  FOR all nominees of the Class A Voting Shares and Class A Deposit
       Receipts listed in the attached Management Proxy Circular or

    / /  WITHHOLD FROM VOTING for all nominees of the Class A Voting Shares and
       Class A Deposit Receipts listed in the attached Management Proxy Circular or, if no specification is made, vote for the election of the nominees of the Class A Voting Shares and Class A Deposit Receipts listed in the attached Management Proxy Circular.

2. In respect of the re-appointment of KPMG LLP as auditors of the Corporation and the authorization for the directors to fix their remuneration (see note 2 below):

    / /  FOR or

    / /  WITHHOLD FROM VOTING

    or, if no specification is made, vote for the appointment of KPMG LLP as auditors of the Corporation at a remuneration level to be fixed by the directors of the Corporation.

3. In respect of the resolution approving, ratifying and confirming the amendment to the Corporation's 1999 Employee Stock Option Plan (see note 2 below):

    / /  FOR or

    / /  AGAINST

    or, if no specification is made, vote for the resolution approving the amendment to the Corporation's 1999 Employee Stock Option Plan.

4.  In respect of such other business as may properly come before the Meeting.

The Class A Voting Shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the holder of Class A Voting Shares specifies a choice with respect to any matter to be acted upon, the Class A Voting Shares shall be voted accordingly.

Please see the Notice of Meeting and the Circular accompanying this proxy for further information. See notes 3 and 4 below for instructions on completing this proxy and for additional information. If any amendments or variations of the matters referred to above or to any other matters identified in the Notice of Meeting are proposed at the Meeting (or any adjournment) or if any other matters which are not now known to management should properly come before the Meeting (or any adjournment), this proxy confers discretionary authority on the proxyholder to vote on such amendments, variations or other matters in the best judgement of the proxyholder.

                                Dated this _________________________________ day
                                of _______________________________ , 2001.

                                Name of Shareholder ____________________________

                                Signature of Shareholder _______________________

                                NOTES:

                                 1. A shareholder has the right to appoint, as his or her proxyholder, a person (who need not be a shareholder) other than the nominees designated above, to attend and act on the shareholder's behalf, by inserting the name of that other person in the space above.

                                 2. If a holder of Class A Voting Shares does not specify that the Class A Voting Shares are to be voted for or withheld from voting with respect to the election of directors and/or the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors or for or against the resolution approving, ratifying and confirming the amendment to the Corporation's 1999 Employee Stock Option Plan, the nominees designated above, on any ballot that may be called for, will vote for these items as set forth above.

                                 3. Please complete, date and sign this proxy and return it as soon as possible in the envelope provided. The signature on the proxy should be exactly the same as the name under which the Class A Voting Shares are registered. Executors, administrators, trustees, attorneys or guardians should so indicate when signing and provide proof of appointment. Where
                                 Class A Voting Shares are held in the names of two or more persons, each person must sign. If the holder of Class A Shares is a corporation, this proxy must be signed by an authorized officer or attorney of the corporation with clear indication of his/her title. If this proxy is not dated, it shall be deemed to bear the date on which it was mailed by management.

                                 4. This proxy will not be valid and will not be acted upon or voted unless it is completed as provided herein and mailed or otherwise sent as described in the Management Proxy Circular so as to be received by the Corporation or the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, no later than
                                 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the Meeting or if the Meeting is adjourned or postponed, no later than 24 hours, Saturdays, Sundays and holidays excepted, preceding the Meeting, or any adjournment or postponement thereof. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the Chair of the Meeting, at and immediately prior to the commencement of the Meeting, or any adjournment or postponement thereof.